Exxon Mobil Corporation

Patrick T. Mulva

5959 Las Colinas Boulevard

Vice President and Controller

Irving, TX 75039-2298

972 444 1202 Telephone

972 444 1221 Facsimile

ExxonMobil

June 26, 2008

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

Re:

Exxon Mobil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 28, 2008

File No. 1-02256

Response Letter Dated May 8, 2008

Dear Mr. Schwall:

On behalf of Exxon Mobil Corporation, please find enclosed our response to your comments regarding the above filing set forth in your letter of June 12, 2008.

We also acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you desire clarification of our responses, please direct any questions to Mr. Hugh Comer at 972-444-1290.

Very truly yours,

By:

/s/ Patrick T. Mulva

----------------------------------------

Name:

Patrick T. Mulva

Title:

Vice President and Controller

Attachment

c:

Kevin Stertzel

Mark Wojciechowski

ExxonMobil’s Response to the

Comments Included in the SEC Letter of June 12, 2008

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Oil and Gas Reserves, page 44

1.

We note your response to our prior comment number six.  As you indicate in your filing that enhanced recovery methods are important considerations in making your investment decisions, please continue to disclose these considerations to facilitate investor's understanding of how you manage your business.  If you believe this disclosure is more appropriate elsewhere in the document, please identify where you plan to include it.  In addition, please expand your disclosure to clarify that enhanced recovery methods include the injection of fluids, chemicals or gases into the reservoir to affect secondary or tertiary recovery.

As you have requested, we will continue to disclose information about enhanced recovery methods in our MD&A, however we will move this information to the Upstream Business section.  We will expand the disclosure to indicate that enhanced recovery methods are used to extract hydrocarbons from reservoirs in excess of that which may be produced through primary recovery, i.e., through pressure depletion or natural aquifer support . We also will indicate that these methods include the injection of water, gases or chemicals into a formation in order to produce hydrocarbons otherwise unobtainable.

2.

Please tell us how you account for the cost of the injected materials used in your enhanced recovery methods through all phases of a project's life.  Provide us with a summary of your accounting conventions by type of injected material such as CO2, nitrogen, water, etc.  Clarify the stage of a project's lifecycle that your accounting for injected materials may change.

Enhanced oil recovery methods typically occur in two stages.  Secondary recovery involves the injection of water or immiscible gas (most often the native hydrocarbon gas) to maintain reservoir pressure and thus help push movable oil toward producing wells.  This allows for the recovery of hydrocarbons which would otherwise not be produced due to natural decline occurring from a reduction in reservoir pressure. Since secondary recovery methods can directly increase current production, the costs of injected materials are expensed.

After the application of secondary recovery methods, tertiary recovery methods may be used to recover additional hydrocarbons from a reservoir.  These methods involve the injection of non-native fluids, including miscible hydrocarbons, CO2, nitrogen, or specialized polymers which improve the oil's ability to flow.  Since tertiary recovery methods increase production more gradually and over long time periods, the costs of the injected materials are capitalized and are amortized using the unit-of-production method.